MISONIX, INC.

1938 New Highway

Farmingdale, NY 11735

631-694-9555 (Phone)

April 9, 2018

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Misonix, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 24, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017
Filed February 6, 2018
File No. 001-10986

Dear Mr. James:

We are in receipt of your letter dated April 6, 2018, which contained comments regarding our Form 10-K for the Fiscal Year Ended June 30, 2017 filed August 24, 2017 (the “10-K”) and our Form 10-Q for the Quarterly Period Ended December 31, 2017 filed February 6, 2018 (the “10-Q”). Listed below is a specific response to each of your numbered comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

General

1.	You state on page 5 of the 10-K that you have a license agreement with Medtronic Minimally Invasive Therapies (MMIT), that you developed a product with MMIT, and that as a result of this development you co-own patents with MMIT and receive royalty payments from MMIT on sales. Medtronic PLC stated in a publicly available letter to the Commission dated October 10, 2017 that Medtronic sells medical devices and surgical tools including products from its “Minimally Invasive Therapies Group” to distributors in Sudan and Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: We acknowledge the Staff’s comment. In October 1996, we entered into a License Agreement with the predecessor of Medtronic Minimally Invasive Therapies (MMIT). Pursuant to this License Agreement, Misonix passively licensed certain patented technology on a worldwide basis to MMIT. During the term of the License Agreement, MMIT included the patented technology in ultrasonic medical device products that MMIT manufactured, marketed and sold. The License Agreement did not provide Misonix with any contractual rights or obligations in the manufacturing, marketing or sale of MMIT’s products, and, in fact, Misonix played no role with respect to those matters. After payment of an initial license fee and milestone payments, Misonix simply received quarterly royalty payments from MMIT. The royalty reports did not include the identity or location of MMIT’s customers, and in fact, the License Agreement specifically stated that MMIT “shall not be required to furnish or permit the examination of the identities, at any time, of customers or prices or other information as to specific sales.” The License Agreement expired in August 2017. While we note the Staff’s reference to the Medtronic PLC comment response letter dated October 10, 2017, Misonix has no information as to where MMIT sold products that contained the relevant licensed technology and has no contractual right to receive such information. We note also Medtronic’s statement in its response that all MMIT activities involving Sudan and Syria were in full compliance with applicable U.S. and local laws.

We further advise the Staff that Misonix has not, during the period covered by the 10-K, and subsequent interim periods, and has no future plans to, directly provide any products, technologies or services to Sudan or Syria, their governments or entities they control. Misonix has not directly entered into any agreements or arrangements or had other contacts with Sudan or Syria, their governments or entities they control, and we have no future plans to enter into any such agreements or arrangements, or have other contacts with Sudan or Syria, their governments or entities they control. Misonix’s current distribution agreements provide each distributor with a limited territory, none of which includes Sudan or Syria. Moreover, Misonix does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.	Tell us how your presentation of cash flows used in operating activities is consistent with ASC 230-10-45-28, which requires that when using the indirect method you should begin the reconciliation with net income. Otherwise, revise future filings to comply with that guidance.

Response: We have noted the Staff’s comment, and will revise our presentation of cash flows in future filings to begin the reconciliation with net income, in accordance with ASC 230-10-45-28.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Note 12. Licensing Agreements for Medical Technology, page 15

3.	We note that you entered into a licensing and manufacturing arrangement with Hunan Xing Rui Kang Bio-technologies Co., Ltd for $11 million. Please address the following:

•   Tell us how you are accounting for this arrangement, including the upfront fees, and cite the guidance on which you based your accounting.

•   Tell us the amount of related revenue, if any, you recorded in the reported periods.

•   Revise MD&A as applicable in future filings to discuss the impact of this arrangement on your results of operations.

Response: The License and Exclusive Manufacturing Agreement (the “Agreement”) with Hunan Xing Hang Rui Kang Bio-technologies Co., Ltd (“Hunan”) provides for the following three primary revenue streams:

a)	Sales of Misonix SonaStar products, totaling $990,000, which have been recognized as product revenue when the products were shipped. For the quarters ended September 30, 2017, December 31, 2017 and March 31, 2018, revenue of $270,000, $570,000 and $150,000, respectively, was recognized from these product shipments, which completed the initial product shipment requirement under the Agreement.
b)	A technology license fee of $4,010,000, relating to the granting of a technology license to Hunan, allowing Hunan to manufacture and sell SonaStar products in China. The applicable technology was delivered to Hunan in the quarter ended March 31, 2018, and the license fee was recorded in full in that quarter. This technology license fee will be accounted for as “Revenue - License” in our statement of operations in the quarter ended March 31, 2018.
c)	A royalty fee based on the number of generators manufactured and sold by Hunan in China during the initial 10 year term of the Agreement. For the calendar years 2019, 2020 and 2021, Hunan will pay a minimum royalty fee of $2 million per year. After 2021, there are no minimum royalties. These royalty payments will be recorded as “Revenue – Royalty” when the royalties are earned.

In addition, the Agreement contains a provision allowing for Misonix to be reimbursed by Hunan for it’s out of pocket costs to assist Hunan with training to build the product, to the extent Hunan requests any training. We consider this option to be a substantive option which should be accounted for as a separate event as the event occurs rather than as a deliverable in the original arrangement. We also believe that this will be an immaterial portion of this contract.

Accounting Guidance

We used ASC 605-25, Multiple-Element Arrangements, to determine the units of accounting and allocate revenue to the various units in accordance with their relative stand-alone selling price.

a)	With respect to the initial product sales, we determined that shipment of $990,000 of product was the best estimate of selling price using customary Misonix selling prices to other distributors with volume discounts. Revenue was recorded upon the shipment of the product.

b)	Using the residual method, the remainder of the initial $5,000,000 payment under the contract, in the amount of $4,010,000, was allocated to the technology license fee. The license granted is perpetual in nature. We concluded that this intellectual property has stand-alone value because it allows the licensee to fully make and sell the underlying product, and Misonix does not have any further obligation to update or maintain this technology. The Agreement does not address any customer acceptance criteria for the technology transfer and as such we concluded that at the time of the delivery of the technology in the quarter ended March 31, 2018, that Misonix had completed its obligations for delivery, and thus recorded the $4,010,000 of license fees. Further, the full initial $5,000,000 (including the $4,010,000 license fee) had been paid by Hunan to Misonix prior to March 31, 2018.

c)	With respect to the future royalty payments, we have concluded that the royalty payments are not fixed or determinable. Accordingly, they will be recognized as revenue when received. While the Agreement calls for minimum royalties of $2,000,000 in each of 2019, 2020 and 2021, these periods extend beyond one year. In accordance with the guidance of ASC 985-605, circumstances could arise which would create uncertainty regarding future payments, which we believe supports our conclusion.

Furthermore, we acknowledge the Staff’s comment and will revise our MD&A as applicable in future filings to discuss the impact of this Agreement on our results of operations.

If you have any further questions regarding our response to your comments, please do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 631-927-9113.

Sincerely,

/s/ Joseph P. Dwyer

Joseph P. Dwyer

Chief Financial Officer

cc:	Stavros Vizirgianakis (Misonix, Inc.)
Michael Grundei (Wiggin and Dana LLP)
Tara Harkins (Securities and Exchange Commission)